Exhibit 12

LEVI STRAUSS & CO. AND SUBSIDIARIES

Statements re: Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended	Year Ended
	March 1, 2015	November 30, 2014	November 24, 2013	November 25, 2012	November 27, 2011	November 28, 2010
	(Dollars in thousands)

Earnings:
Income before income taxes	$58,105	$153,854	$322,613	$195,881	$202,827	$235,598
Add: Fixed charges	39,143	182,831	195,071	197,771	192,256	190,425
Add: Amortization of capitalized interest	261	1,040	876	571	334	152
Subtract: Capitalized interest	380	905	1,201	1,028	2,009	881

Total earnings	$97,129	$336,820	$517,359	$393,195	$393,408	$425,294

Fixed Charges:
Interest expense (includes amortization of debt discount and costs)	$23,312	$117,597	$129,024	$134,694	$132,043	$135,823
Capitalized interest	380	905	1,201	1,028	2,009	881
Interest factor in rental expense(1)	15,451	64,329	64,846	62,049	58,204	53,721

Total fixed charges	$39,143	$182,831	$195,071	$197,771	$192,256	$190,425

Ratio of earnings to fixed charges	2.5x	1.8x	2.7x	2.0x	2.0x	2.2x

(1)	Utilized an assumed interest factor of 33% in rental expense.